      As filed with the Securities and Exchange Commission on June 22, 2001

Registration No. 333-_________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                MIDWAY GAMES INC.
             (Exact name of Registrant as specified in its charter)


           Delaware                                      22-2906244
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

              3401 North California Avenue, Chicago, Illinois 60618
                (773) 961-2222 (Address, including zip code, and
                     telephone number, including area code,
                  of Registrant's principal executive offices)

                                -----------------

                             Deborah K. Fulton, Esq.
                  Vice President, Secretary and General Counsel
                                Midway Games Inc.
              3401 North California Avenue, Chicago, Illinois 60618
        (773) 961-2222 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

         Jeffrey N. Siegel, Esq.                        Eleazer Klein, Esq.
Shack Siegel Katz Flaherty & Goodman P.C.             Schulte Roth & Zabel LLP
             530 Fifth Avenue                             919 Third Avenue
         New York, New York 10036                     New York, New York 10022
              (212) 782-0700                               (212) 756-2000


      Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as the selling stockholders shall determine.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
Title of securities to be registered         Amount to          Proposed maximum    Proposed maximum        Amount of
                                           be registered         offering price    aggregate offering   Registration Fee
                                                                   per share              price
-------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.01 (1)       10,870,877 shares(2)          $15.00(3)       $163,063,155(3)      $34,963(3)(4)
-------------------------------------------------------------------------------------------------------------------------

(1) Also relates to stock purchase rights that are attached to all shares of common stock of the Registrant in accordance with the Amended and Restated Rights Agreement between the Registrant and The Bank of New York, dated May 21, 2001. These rights are not exercisable until the occurrence of events specified in the Rights Agreement, are evidenced by the certificates for the common stock and are transferred along with and only with the common stock. The value attributable to these rights, if any, is reflected in the value of the common stock, and, accordingly, no separate fee is paid.

(2) Represents shares being registered for resale by the holders of shares of Series B Convertible Preferred Stock and certain common stock purchase warrants of the Registrant (the "Selling Stockholders"), pursuant to agreements among the Registrant and the Selling Stockholders, as follows:
      (i) 9,003,216 shares of common stock, representing 200% of the shares currently issuable upon the conversion of the preferred stock held by three of the Selling Stockholders; (ii) a total of 1,312,500 shares of common stock, representing 125% of the shares issuable upon the exercise of related warrants held by the same three Selling Stockholders; (iii) 555,161 shares of common stock currently issuable upon the exercise of warrants held by one of the Selling Stockholders; and (iv) an indeterminable number of additional shares of common stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions affecting the shares to be offered by the Selling Stockholders.

(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Registrant's common stock reported on the New York Stock Exchange on June 15, 2001.

(4) The registration fee has been reduced by $5,803, which is being offset, under Rule 457(p), against fees previously paid with the Registrant's registration statement on Form S-1, initially filed on September 13, 1996 (File No. 333-11919) in respect of 765,000 of the shares registered in that offering which were never sold or issued in that offering. A total fee of $44,490 was paid with that offering to register 5,865,000 shares, but only 5,100,000 shares were sold.

                         -------------------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   Subject to Completion, Dated June 22, 2001

         The information contained in this prospectus is not complete and may be changed. The selling stockholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                                MIDWAY GAMES INC.

                              10,870,877 Shares of
                          Common Stock, par value $.01


           ----------------------------------------------------------

         The selling stockholders offering shares of our common stock by means of this prospectus, and the maximum number of shares that they may offer, are identified on pages 11-12 of this prospectus. The selling stockholders have acquired or may acquire the shares of common stock being offered by converting shares of our Series B preferred stock or by exercising warrants that we issued in a private financing. The selling stockholders may sell these shares at any time, but they are not required to sell any shares.

         Our common stock is listed on the New York Stock Exchange under the symbol "MWY." On June 21, 2001, the last reported sale price of our common stock on the NYSE was $15.70 per share. The selling stockholders may offer shares through public or private transactions, at prevailing market prices, or at privately negotiated prices. More detailed information about the distribution of the shares is found in the section of this prospectus entitled "Plan of Distribution."

                    -----------------------------------------

                  Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 2.

                    -----------------------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is _____________, 2001.

                              About this Prospectus

         As used in this prospectus, the terms "we," "us," "our" and "Midway" mean Midway Games Inc., a Delaware corporation, and its subsidiaries. The term "common stock" means our common stock, $.01 par value, and the term "preferred stock" means our Series B Convertible Preferred Stock, $.01 par value, unless the context indicates a different meaning.

         We have agreed to pay the expenses incurred in registering the shares of common stock being offered by this prospectus.

         Midway is our registered trademark. Our product names mentioned in this prospectus are also our trademarks, except where we license them. Other product names mentioned in this prospectus are the trademarks of their respective owners.

         You should carefully read this prospectus for details about this offering, including the information under the heading "Risk Factors." However, much of the information about us that you should consider before you invest in our common stock is not set forth in this prospectus. We encourage you to obtain and carefully read the information about us identified under the heading "Documents Incorporated by Reference" at the end of this prospectus.

                                  About Midway

         We design, publish and market interactive entertainment software. Since the 1970s, we have released many successful videogames, including Mortal Kombat, a line of games that has sold over 19 million copies, Ready 2 Rumble Boxing, NFL Blitz, Gauntlet, Hydro Thunder, Cruis'n USA, Rampage, NBA Jam, Joust, Defender, San Francisco Rush Extreme Racing, Area 51, Centipede, Asteroids and Pong.

         Our games are available for play on all major home videogame platforms and handheld game platforms, including those of Nintendo and Sony. We are focusing on developing games for play on the new game platforms being introduced to the market in 2000-2001, including Sony's PlayStation 2 computer entertainment system, the upcoming Xbox videogame console from Microsoft, and NINTENDO's upcoming GameCube and recently released Game Boy Advance.

         Midway is a Delaware corporation formed in July 1988. Our principal executive office is located at 3401 North California Avenue, Chicago, IL 60618, telephone no. (773) 961-2222.

                                  Risk Factors

         You should carefully consider the following risks, in addition to the other information in this prospectus, and the information incorporated by reference, before deciding to invest in our common stock. There may be other important risk factors that we have not recognized.

We have experienced recent operating and net losses, and we anticipate future losses.

         We have not reported an operating profit since the second quarter of fiscal 2000. We reported an operating loss in fiscal 2000 of $20.9 million and an operating loss of $48.2 million for the nine months ended March 31, 2001. We anticipate an operating loss in fiscal 2001. We believe that our losses have been primarily attributable to a weakness in the home videogame industry during the transition to a new generation of home videogame platforms that are now being introduced, our transition strategy to concentrate on the development of games for these new platforms and a decline in the market for coin-operated videogames. We do not know when or whether we will become profitable again.

We need additional cash for our planned product development and introduction.

         This offering will not provide any cash proceeds to us. During the nine months ended March 31, 2001, our working capital decreased from $100.5 million to $51.5 million. On May 22, 2001, we received net proceeds of approximately $40 million from a private placement of preferred stock and warrants to three of the selling stockholders. Research and development expenses are significant in our business because of our need to continuously create new products. We need to generate increased cash flow from operations to finance our anticipated product development and introduction needs through the 2001 calendar year-end selling season. We cannot assure you that we will generate positive cash flow from operations. Our ability to fund our working capital requirements out of our available cash, bank line of credit and cash generated from our operations depends on a number factors, including the success of our games scheduled for introduction. If we cannot generate sufficient working capital through operations and borrowings, we will have to take additional actions to reduce our costs, including delaying, canceling or scaling back product development and marketing programs and other actions. These measures could delay or prevent us from publishing successful games.

We depend on market acceptance of new products.

         Our success depends on generating revenue from new products. Videogame products typically have market life spans of only three to 12 months. The process of developing games generally ranges from 18 to 24 months and is expected to become more time-consuming and expensive with each new generation of game platforms. Furthermore, the new products that we introduce may not achieve market acceptance, and we might not be able to recover our investment in developing the product. If our new products fail to gain market acceptance, our operating results and financial condition would be adversely affected.

We may experience delays in introducing new products.

         From time to time, we have experienced delays in product introductions. The timing of a creative process is difficult to predict. Unanticipated delays could cause us to miss an important selling season. A delay in introducing products could also affect our development schedule for other products. In either case, we could lose revenues.

Our market is subject to rapid technological change.

         Technology changes rapidly in the interactive entertainment industry. We must continually anticipate and adapt our products to emerging technologies, including new hardware platforms, operating systems, online game play and media formats. When we choose to incorporate a new technology into our products or to publish or develop a product for a new platform, we may make a substantial development investment one to two years in advance of initial shipment of these products. We may not be able to identify accurately which emerging technologies will gain widespread acceptance.

         If we invest in the development of a videogame that does not achieve significant commercial success, our revenues from that product will be adversely affected, and we may not recover our development costs. If, on the other hand, we do not choose to pursue the development of products incorporating new technology or for new platforms that achieve significant commercial success, our revenues may also be adversely affected. In addition, consumers may defer purchasing home game software for use on existing platforms following the announcement of an introduction date for hardware platforms incorporating new technologies. Once new platform introduction dates have been announced, retail software prices may decrease as the market makes the transition to the next generation of hardware and software, resulting in lower revenues for us during that transition period. Accordingly, these announcements could adversely affect sales of our existing software products. We also may not be able to obtain licenses to use new technologies. We may not be able to develop or acquire the expertise necessary to enable us to develop or market products for emerging technologies.

Our operating results may fluctuate from quarter to quarter.

         We have experienced and expect to continue to experience significant quarterly fluctuations in net sales and other operating results due to a variety of factors, including:

    o variations in the level of market acceptance of our products and those of our competitors;
    o    delays and timing of product introductions;
    o    fluctuations in our mix of products with varying profit margins;
    o    introduction and market penetration of game platforms;
    o development and promotional expenses relating to the introduction of products;
    o    peak demand during the year-end holiday season;
    o    changes in our pricing policies and those of our competitors;
    o the accuracy of the forecasts of consumer demand made by retailers and by us; and
    o the timing of orders from major customers, order cancellations and delays in shipment.

Our manufacturing and marketing levels are based, in part, on our expectations regarding future sales and, as a result, operating results would be adversely affected by a decrease in sales or a failure to meet our sales expectations.

Our market is highly competitive.

         The interactive entertainment software business is highly competitive. Our ability to compete successfully in this market is based, in large part, upon our ability:

    o    to select and develop popular titles;
    o to identify and obtain rights to commercially marketable intellectual properties; and
    o    to adapt our products for use with new technologies.

Successful competition in our market is also based upon:

    o    price;
    o    access to retail shelf space for home games;
    o    product enhancements;
    o    brand recognition;
    o    marketing support; and
    o    access to distribution channels.

         Our competitors vary in size from very small companies with limited resources to large corporations with greater financial, marketing and product development resources than ours. We compete with the platform manufacturers, including Nintendo and Sony, and with companies that we depend upon for distribution or other services. These companies may have an incentive to promote their own products in preference to ours. In addition, due to their dominant position in the industry, the manufacturers of platform hardware have a competitive advantage with respect to retail pricing, acquiring intellectual property licenses and securing shelf space.

         We believe that large diversified entertainment, cable and telecommunications companies, in addition to large software companies such as Microsoft, are increasing their focus on the interactive entertainment software market, which will result in greater competition for us. Many of our competitors are developing on-line interactive games and interactive networks. We may not be able to compete successfully against current or future competitors.

Product returns and price adjustments could exceed our reserves.

         In our home videogame business, we accept product returns for defective products and sometimes provide replacements, markdowns or other credits to customers that hold slow-moving inventory of our games. At the time of product shipment, we establish reserves, including reserves under our policies for price protection and returns of defective products. These reserves are established according to estimates of the potential for future returns of products based on historical return rates, seasonality of sales, retailer inventories of our products and other factors. If product returns, markdowns and credits exceed our reserves, our operating results and financial condition could be adversely affected.

We depend on game platform manufacturers.

         Substantially all of our software products are for use on game platforms manufactured by other companies. We depend upon these companies for the following reasons:

    o we may only publish our games for play on their game platforms if we receive a platform license from them, which is renewable at their discretion;

    o platform manufacturers set the prices for their platform licenses, which may be economically prohibitive;

    o we must obtain their prior review and approval to publish games on their platforms;

    o if the popularity of a game platform declines, or the manufacturer stops manufacturing, or does not meet the demand for a platform, or delays the introduction of a platform in a region important to us, the games that we have published and that we are developing for that platform would likely produce lower sales than we anticipate;

    o these manufacturers control the manufacture of, or approval to manufacture, our game discs and cartridges; and

    o these companies have the exclusive right to protect the intellectual property rights to their respective hardware platforms and technology and to discourage unauthorized persons from producing software for their platforms.

         Because these manufacturers compete against us in the software publishing markets, they may give preference to their own software products over ours in product approval and manufacturing, in promotion and in granting licenses to us for products that might compete with theirs.

We depend on third parties to manufacture our products.

         We depend on third parties, including the platform manufacturers, to manufacture our products. Manufacturing delays or interruptions could cause delays or interruptions in product delivery. If any significant delays occur, and we cannot substitute another manufacturer in time, we could lose revenues. This is particularly true if any of our products miss an important selling season. Unanticipated price increases from these manufacturers also could adversely affect us.

We depend on third parties to develop some of our game titles.

         Some of our games are designed by third parties. The number of titles developed for us by third parties varies from quarter to quarter. We have less control of a game being developed by a third party because we cannot control the developer's personnel, schedule or resources. This may lead to a game not being completed on time or not at all if the third party's business fails or it experiences delays. If this happens with a game under development, we would lose revenues from the game and could lose our investment in the game.

We may be unable to maintain or acquire licenses for intellectual property.

         Some of our games are based on properties or trademarks owned by third parties, such as the National Basketball Association and National Football League or their respective players' associations. Our future success may also depend upon our ability to maintain existing licenses or to acquire additional licenses for popular intellectual properties. There is competition for these licenses, and we may not be successful in maintaining or acquiring intellectual property rights with significant commercial value.

         Our intellectual property licenses generally require that we submit new products developed under licenses to the licensor for approval prior to release. This approval is generally discretionary. Rejection or delay in approval of a product by a licensor could prevent us from selling the product, and we might not recover our investment in the product. The owners of intellectual property licensed by us generally reserve the right to protect the intellectual property against infringement.

We depend on our key personnel.

         Our success depends to a significant extent upon the performance of senior management and on our ability to continue to attract, motivate and retain highly qualified software developers. The loss of the services of a number of senior management personnel or highly qualified software developers could have a material adverse effect on us. Competition for highly skilled employees is intense in our industry, and we may not be successful in attracting and retaining these personnel. Specifically, we may experience increased costs in order to attract and retain skilled employees.

Sumner Redstone controls 27.9% of our common stock and may dispose of it at any time.

         Based on his most recent public report filed on November 9, 2000, Sumner Redstone owns, individually and through his affiliate, a total of 10,522,536 shares, or 27.9%, of our currently outstanding common stock. Mr. Redstone could sell some or all of these shares at any time on the open market or otherwise. The sale by Mr. Redstone of a large number of shares would likely have an adverse effect on the market price of our common stock. Although Mr. Redstone has stated that he has no plans to acquire control of Midway, he could change his position or could sell his stock to a person who wishes to acquire control of Midway. Such a person may not agree with our business strategies and goals. Mr. Redstone's substantial interest in Midway could discourage a third party from making an acquisition of Midway favorable to our other stockholders.

Shares available for sale in the future could have an adverse effect on the market price of our common stock.

         We have 100,000,000 authorized shares of common stock, of which 37.7 million shares were issued and outstanding as of June 18, 2001. As of that date, another 7.6 million shares were reserved for issuance under our employee stock option plans and 10.8 million shares were reserved for issuance under convertible preferred stock and warrants covered by this prospectus. Our Board of Directors has broad discretion with respect to the issuance of the remaining
43.9 million authorized but unissued shares, including discretion to issue shares in compensatory and acquisition transactions. In addition, if we seek further financing through the sale of our securities, our then current stockholders may suffer dilution in their percentage ownership of common stock. The future issuance, or even the potential issuance, of shares at a price below the then current market price may depress the future market price of our common stock.

Conversion of our preferred stock and exercise of warrants will dilute our common stock, and the sale of the underlying shares may depress our market price.

         On May 22, 2001, we issued 4,200 shares of Series B Convertible Preferred Stock and 1,050,000 three-year common stock purchase warrants in a private placement to two institutional investors and one of our executive officers for a total purchase price of $42,000,000. The 4,200 shares of preferred stock are convertible into common stock for 30 months at an initial conversion price of $9.33 per common share, for a total of 4,501,608 shares, subject to adjustment. The exercise price of the warrants is $9.33 per share. We also issued five-year warrants to purchase 555,161 shares of common stock at an exercise price of $9.33 to the placement agent of the private placement.

         Three of the selling stockholders also have the right to purchase an additional 1,312.5 shares of Series B Convertible Preferred Stock at any time until May 21, 2002 for a total purchase price of $13,125,000. The 1,312.5 additional shares of preferred stock would be convertible into common stock at a conversion price of $10.60 per share, for a maximum of 1,238,208 shares, subject to adjustment. If the selling stockholders purchase additional shares, we have agreed to issue to the placement agent additional warrants to purchase a maximum of 123,821 shares of common stock. The exercise price of the warrants would be $10.60 per share.

         Currently, the number of shares of common stock into which the initial 4,200 shares of preferred stock is convertible is 4,501,608. The number of shares of common stock into which the additional 1,312.5 shares of preferred stock is convertible is 1,238,208. Because the conversion or exercise of these securities would result in more shares of our common stock outstanding, such conversion or exercise would dilute our earnings per share. The sale of the underlying stock, which is being offered by this prospectus, would likely occur at a time when the conversion or exercise price is below the market price. If the selling stockholders were to sell a large number of their shares at one time, those sales would likely have an adverse effect on the market price of our common stock. Even the potential sale of a large number of shares may depress the future market price of our common stock.

Adjustments to the conversion price of our preferred stock could result in further dilution of our common stock and may depress our market price.

         On May 21, 2002, unless they are converted earlier, the conversion price of the initial 4,200 shares of preferred stock described above will be adjusted. The new conversion price will be the average of the closing bid prices of our common stock for the period from May 22, 2001 to May 20, 2002, subject to a minimum conversion price of $4.24 and a maximum conversion price of $11.45. If the average closing bid price of our common stock were to decrease to $4.24 or less for that period, the maximum number of shares of common stock that could be issued upon conversion of these 4,200 shares of preferred stock would increase to 9,905,660, subject to other adjustments. Other adjustments will be made to our preferred stock if events specified in the certificate of designations for the preferred stock occur before the conversion of the preferred stock. These events include stock splits, stock dividends and sales of common stock or securities convertible into common stock at prices lower than the conversion price of the preferred stock.

If we fail to fulfill covenants made to the holders of our preferred stock, we may experience adverse financial effects.

         Upon the occurrence of specified defaults, or upon a change of control of Midway, the holders of the preferred stock may require us to repurchase the preferred stock at a premium. If we were required to repurchase the preferred stock at a premium, we might suffer serious adverse financial consequences.

         The premium is 25% above the stated value in the case of a change of control.

         The premium is 20% above the stated value upon the occurrence of default events including:

    o our failure to maintain the effectiveness of this registration statement beyond permitted grace periods;

    o suspension from trading or failure of our common stock to be listed on the NYSE or the Nasdaq National Market for five consecutive trading days or for more than ten trading days in any 365-day period;

    o our statement of an intention not to comply with the conversion requirements of the preferred stock or our failure to deliver common stock upon conversion within the allowable time periods; and

    o our failure to obtain any required stockholder approval of the issuance of common stock in connection with the conversion and exercise of the preferred stock and warrants.

         The premium is 10% above the stated value upon our breach of any other agreement with, or representation or warranty made to, the selling stockholders, except if the breach would not have a material adverse effect on our business.

The exercise of outstanding stock options may dilute our common stock and depress its market price.

         As of June 18, 2001, we had outstanding options to purchase an aggregate of 6.5 million shares of common stock. Our stock options are generally exercisable for a period of 9 years, beginning one year after the date of grant. Stock options are exercised, and the underlying common stock is generally sold, at a time when the exercise price of the options is below the market price of the common stock. Therefore, the exercise of these options generally has a dilutive effect on our common stock outstanding at the time of sale. Even the potential for the exercise of a large number of options with an exercise price significantly below the market price may depress the future market price of common stock.

Effects of anti-takeover provisions could inhibit the acquisition of Midway.

         Our Board of Directors or management could use several charter or statutory provisions and agreements as anti-takeover devices to discourage, delay or prevent a change in control of Midway. The use of these provisions and agreements could adversely affect the market price of our common stock:

         Blank Check Preferred Stock. Our certificate of incorporation authorizes the issuance of 5,000,000 shares of preferred stock with designations, rights and preferences that may be determined from time to time by the Board of Directors. Accordingly, our Board has broad power, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. Other than the 4,200 shares of our Series B Convertible Preferred Stock owned by the selling stockholders and the additional 1,312.5 shares of our Series B Convertible Preferred Stock that the selling stockholders have the right to purchase, our Board has no current plans, agreements or commitments to issue any shares of preferred stock.

         Rights Plan. Under a rights agreement with The Bank of New York, each share of our common stock has an accompanying right to purchase, upon acquisitions of beneficial ownership of 15% or more of our common stock, without the prior approval of our Board, convertible preferred stock that permits each holder to purchase a like number of shares of common stock at half the market price. The effect of the Rights Plan is to discourage a hostile takeover by diluting the acquiror's percentage interest in our common stock. We can redeem the rights at $0.01 per right, subject to certain conditions, at any time. The rights expire in 2007.

         Classified Board. Our certificate of incorporation provides for a classified Board of Directors. Upon the expiration of staggered terms, one third of Midway's directors are elected for three year terms to succeed those directors whose terms expire. This means that a person would not obtain control of our Board until the second annual stockholders' meeting after acquiring a majority of the voting stock.

         Other Charter Provisions. Our certificate of incorporation also provides that:

    o directors may be removed only for cause and only by an affirmative vote of at least 80% of outstanding common stock;

    o any vacancy on the Board may be filled only by a vote of a majority of the remaining directors then in office;

    o    there may be no stockholder action by written consent;

    o only the President, the Chairman of the Board or the entire Board may call special meetings of stockholders, and the only business permitted to be conducted at stockholder meetings is business brought before the meeting by or at the direction of the Board;

    o stockholders must follow an advance notice procedure for the submission of director nominations and other business to be considered at an annual meeting of stockholders;

    o either a majority vote of the Board or an affirmative vote of at least 80% of outstanding common stock is needed in order to adopt, amend or repeal our bylaws; and

    o an affirmative vote of 80% of outstanding common stock is needed in order to amend or repeal the above provisions.

         Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with anyone who owns at least 15% of its common stock. This prohibition lasts for a period of three years after that person has acquired the 15% ownership. The corporation may, however, engage in a business combination if it is approved by the Board before the person acquires the 15% ownership or later by the Board and two-thirds of the stockholders of the public corporation.

                           Forward-Looking Statements

         Some of the information in this prospectus contains "forward-looking statements" within the meaning of the federal securities laws. These statements may be found throughout this prospectus, particularly under the headings, "Risk Factors", "Dividend Policy" and "Use of Proceeds," among others, as well as in the information incorporated by reference in this prospectus. These statements describe our plans, strategies and goals and our beliefs concerning future business conditions and our business outlook based on currently available information. We do not intend to update the forward-looking statements included in this prospectus. Forward-looking statements typically are identified by use of terms such as "may," "will," "should," "expect," "anticipate," "believe," "estimate," "intend" and similar words, although some forward-looking statements are expressed differently. You should consider carefully the statements under the heading "Risk Factors" above and in other sections of this prospectus, as well as in the information incorporated by reference, which describe additional factors that could cause our actual results to differ from the expectations expressed in the forward-looking statements.

                                 Use of Proceeds

         We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders in this offering, but we will receive the exercise price upon the exercise of any warrants by the selling stockholders. We plan to use any such proceeds for working capital.

                         Common Stock Market Price Data

         Our common stock trades publicly on the NYSE under the symbol "MWY." The following table shows the high and low closing sale prices of our common stock for the periods indicated as reported on the NYSE:

                                                              High              Low
                                                              ----              ---
Fiscal Year Ending June 30, 2001
         First Quarter                                      $  9.88            $ 6.50
         Second Quarter                                        9.00              6.38
         Third Quarter                                         7.85              6.77
         Fourth Quarter (through June 21, 2001)               16.60              6.69

Fiscal Year Ended June 30, 2000
         First Quarter                                      $ 16.50           $ 10.88
         Second Quarter                                       24.88             15.56
         Third Quarter                                        23.69             12.69
         Fourth Quarter                                       14.38              6.06

Fiscal Year Ended June 30, 1999
         First Quarter                                      $ 17.25            $ 9.31
         Second Quarter                                       13.06              9.00
         Third Quarter                                        11.31              7.62
         Fourth Quarter                                       12.31              8.06

         On June 21, 2001, the last reported sale price of our common stock on the NYSE was $15.70 per share. On that date, there were over 1,140 holders of record of our common stock.

                                 Dividend Policy

         We have never paid cash dividends on our common stock. In addition, under our agreements with our bank and with the selling stockholders, we are prohibited from paying cash dividends on our common stock. We plan to retain any earnings to fund the operation of our business.


     Private Placement of Series B Convertible Preferred Stock and Warrants

         On May 22, 2001, we issued 4,200 shares of Series B Convertible Preferred Stock and 1,050,000 three-year warrants in a private placement to two institutional investors and Neil D. Nicastro, our Chief Executive Officer, for a total purchase price of $42,000,000. The 4,200 shares of preferred stock are convertible into common stock for 30 months at an initial conversion price of $9.33 per common share, for a total of 4,501,608 shares, subject to adjustment. The exercise price of the warrants is $9.33 per share. We also issued five-year warrants to purchase 555,161 shares of common stock at an exercise price of $9.33 to the placement agent of the private placement.

         Three of the selling stockholders also have the right to purchase an additional 1,312.5 shares of Series B Convertible Preferred Stock at any time until May 21, 2002 for a total purchase price of $13,125,000. The 1,312.5 additional shares of preferred stock would be convertible into common stock at a conversion price of $10.60 per share, for a maximum of 1,238,208 shares, subject to adjustment. If any of the three selling stockholders purchase additional shares, we have agreed to issue to the placement agent additional warrants to purchase a maximum of 123,821 shares of common stock. The exercise price of the warrants would be $10.60 per share.

         On May 21, 2002, unless they are converted earlier, the conversion price of the initial 4,200 shares of preferred stock will be adjusted. The new conversion price will be the average of the closing bid prices of our common stock for the period from May 22, 2001 to May 20, 2002, subject to a minimum conversion price of $4.24 and a maximum conversion price of $11.45. If the average closing bid price of our common stock were to decrease to $4.24 or less for that period, the maximum number of shares of common stock to be issued upon conversion of these 4,200 shares of preferred stock would be 9,905,660, subject to other adjustments. Other adjustments will be made to our preferred stock if events specified in the certificate of designations for the preferred stock occur before the conversion of the preferred stock. These events include stock splits, stock dividends and sales of common stock or securities convertible into common stock at prices lower than the conversion price of the preferred stock.

         Upon a change of control of Midway or upon the occurrence of specified defaults, the holders of the preferred stock may require us to repurchase the preferred stock at a premium. For more information about the repurchase provisions, see "Risk Factors--If we fail to fulfill covenants made to the holders of our preferred stock, we may experience adverse financial effects" above.


                              Selling Stockholders

         The selling stockholders named below are offering shares of common stock issuable upon the conversion of our Series B Convertible Preferred Stock and the exercise of warrants that they purchased from us in a private placement. For additional information regarding the preferred stock and warrants, see "Private Placement of Series B Convertible Preferred Stock and Warrants" above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the preferred stock and the warrants, the selling stockholders, other than Neil D. Nicastro, have not had any material relationship with us within the past three years. Neil D. Nicastro is our Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer.

         The table below identifies the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its or his ownership of preferred stock and warrants, as of June 21, 2001, assuming the purchase of all the additional shares of preferred stock, the conversion of all the preferred stock and the exercise of all warrants and, in the case of Neil D. Nicastro, all options held by that selling stockholder on that date, or that could be acquired within 60 days. Because the conversion price of the preferred stock is subject to adjustment, the numbers listed in the second column may change.

         The third column lists each selling stockholder's portion, based on agreements with us, of the 10,870,877 shares of common stock being offered by this prospectus. In accordance with the terms of registration rights agreements with the selling stockholders, this prospectus covers the resale of 200% of the number of shares of common stock issuable upon conversion of the outstanding preferred stock, determined as if the preferred stock were converted in full at the conversion price of $9.33, plus 125% of the number of shares of common stock issuable upon exercise of the related warrants, plus 100% of the number of shares of common stock issuable upon exercise of the placement agent's warrants. Because the conversion price of the preferred stock may be adjusted, the number of shares that will actually be issued upon conversion may be more or less than the 10,870,877 shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by each selling stockholder.

         Under the certificate of designations for the preferred stock and under the terms of the warrants, no selling stockholder who owns preferred stock may convert preferred stock or exercise their warrants to the extent that the conversion or exercise would cause the selling stockholder, together with its affiliates, to beneficially own more than 9.99% of the outstanding shares of our then outstanding common stock following such conversion or exercise. For purposes of making this determination, shares of common stock issuable upon conversion of the preferred stock which have not been converted and upon exercise of the related warrants which have not been exercised are excluded. The number of shares in the second and third columns does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution" below.


--------------------------------------------------------------------------------------------------------------------------
                                                                                      Shares              Percent of Class
                                                Amount and Nature                     Beneficially        Beneficially
                                                of Beneficial        Shares to        Owned After         Owned After
Name and any Position with Midway               Ownership            be Sold(1)       Offering            Offering (2)
--------------------------------------------------------------------------------------------------------------------------
Smithfield Fiduciary LLC                        4,041,556(3)         6,140,307                0                0.0%
--------------------------------------------------------------------------------------------------------------------------
Peconic Fund, Ltd.                              2,424,934(4)         3,684,184                0                0.0%
--------------------------------------------------------------------------------------------------------------------------
Neil D. Nicastro, Chairman of the Board,
    Chief Executive Officer, President and      2,990,082(5)           491,224        2,666,758(5)             6.7%
    Chief Operating Officer
--------------------------------------------------------------------------------------------------------------------------
Gerard Klauer Mattison & Co., Inc.                555,161(6)           555,161 (6)            0                0.0%
--------------------------------------------------------------------------------------------------------------------------

---------------

(1) Represents the maximum number of shares that could be sold under this prospectus if the holder converted all of his or its preferred stock, exercised all warrants and sold the underlying shares. Does not constitute a commitment to sell any or all of the stated number of shares. Each selling stockholder will determine the number of shares to be sold by that holder from time to time.

(2) Based on 37,750,921 shares of common stock outstanding as of June 20, 2001. Shares issuable upon the conversion of preferred stock, or the exercise of warrants or options held or exercisable within 60 days by such person are deemed to be outstanding with respect to the calculation of that person's percent of class.

(3) Includes 3,416,556 shares of common stock underlying convertible preferred stock and 625,000 shares of common stock underlying warrants. Highbridge Capital Management, LLC ("HCM") is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control HCM. HCM, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the shares held by Smithfield.

(4) Includes 2,049,934 shares of common stock underlying convertible preferred stock and 375,000 shares of common stock underlying warrants. Ramius Capital Group, LLC is the investment adviser of Peconic Fund, Ltd. and consequently has voting control and investment discretion over securities held by Peconic. Ramius Capital disclaims beneficial ownership of the shares held by Peconic. Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark and Strauss may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital.

(5) Includes 273,324 shares of common stock underlying convertible preferred stock, 50,000 shares of common stock underlying warrants, 1,891,850 shares of common stock underlying stock options and 774,908 shares of common stock outright.

(6) Represents 555,161 shares of common stock underlying warrants. Does not include additional warrants that would be issued in the event that the other selling stockholders purchase additional shares of preferred stock. Gerard Klauer Mattison acted as Midway's placement agent for the private placement of the preferred stock and related warrants.

                              Plan of Distribution

         The shares to be sold in this offering have been listed on the NYSE, subject to official notice of issuance.

         We are registering shares of common stock issuable upon conversion of the Series B preferred stock and upon exercise of common stock purchase warrants to permit the resale of these shares of common stock by the holders of the preferred stock and the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock, although we will receive the exercise price if any of the warrants are exercised. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

         The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered through the prospectus from time to time directly through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

         (1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

         (2)   in the over-the-counter market,

         (3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

         (4) through the writing of options, whether such options are listed on an options exchange or otherwise, or

         (5)   through the settlement of short sales.

         In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, those underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal, which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

         The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of preferred stock or common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

         The selling stockholders and any broker-dealer participating in the distribution of shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commission paid, or any discounts allowed to the broker-dealer may be deemed to be underwriting discounts or commissions under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

         Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

         We do not know whether any selling stockholder will sell any or all of the shares of common stock registered by the shelf registration statement of which this prospectus forms a part.

         We will pay all expenses of the registration of the shares of common stock under the registration rights agreement, including SEC filing fees and expenses of compliance with state securities or "blue sky" laws, except that the selling stockholders will pay any underwriting discounts and selling commissions. We expect that our expenses for this offering, including primarily filing fees and legal expenses, will be approximately $95,000.

         We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement and the placement agent's warrant, or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related registration rights agreement and the placement agent's warrant, or we will be entitled to contribution.

         Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

         Each share of common stock is sold together with certain stock purchase rights. These rights are described in a registration statement on Form 8-A/A, Amendment No. 2 (File No. 1-12367), which we filed with the SEC on June 4, 2001. See "Documents Incorporated by Reference" below.

                                  Legal Matters

         The validity of the issuance of the shares offered by this prospectus will be passed upon by our counsel, Shack Siegel Katz Flaherty & Goodman P.C., New York, New York. As of June 22, 2001, shareholders of Shack Siegel Katz Flaherty & Goodman P.C. hold a total of 4,070 shares of common stock and options to purchase 35,000 shares of our common stock.


                                     Experts

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 30, 2000, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                       Where You Can Find More Information

         We have filed a registration statement on Form S-3 with the SEC in connection with this offering (File No. 333-_________). In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our

SEC filings are also available to the public at the SEC's Internet site found at "http://www.sec.gov" and can be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005. The SEC's Internet site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

         This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Midway, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.


                       Documents Incorporated by Reference

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we are disclosing important information to you without restating that information in this document. Instead, we are referring you to the documents listed below, and you should consider those documents to be part of this prospectus. Information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus and the documents listed below.

         We incorporate by reference into this prospectus the documents listed below and all documents that we file in the future with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including exhibits, until this offering is terminated:

    o    our annual report on Form 10-K for the year ended June 30, 2000;

    o our quarterly reports on Form 10-Q for the fiscal quarters ended September 30, 2000, December 31, 2000 and March 31, 2001;

    o    our current reports on Form 8-K dated May 22, 2001 and June 22, 2001;
         and

    o the description of our common stock and accompanying rights contained in our registration statement on Form 8-A/A, Amendment No. 2 (File No. 1-12367) filed on June 4, 2001.

         We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference in this prospectus. You may request copies of this information in writing or orally, and we will provide it at no cost. You may contact us at:

         Midway Games Inc.
         3401 North California Avenue
         Chicago, IL 60618
         Attention: Deborah K. Fulton, General Counsel
         Telephone:  (773) 961-2222

--------------------------------------------------------------------------------

         You should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized any dealer, salesperson or other person to give you different information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

         The table below itemizes the expenses payable by the Registrant in connection with the registration and issuance of the securities being registered hereunder. The Registrant will bear all expenses of this offering, including the legal fees and expenses of counsel of the selling stockholders up to a total amount of $25,000. All amounts shown are estimates, except for the SEC registration fee and NYSE listing fee.

Registration Fee....................................................    $34,963
Accounting Fees and Expenses........................................    $ 5,000
Legal Fees and Expenses.............................................    $50,000
NYSE Listing Fees...................................................    $ 3,000
Miscellaneous.......................................................    $ 2,037
  Total.............................................................    $95,000

Item 15.  Indemnification of Directors and Officers.

         The Registrant's authority to indemnify its officers and directors is governed by the provisions of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), by the Amended and Restated Bylaws of the Registrant, as amended (the "Bylaws"), by the Restated Certificate of Incorporation, as amended, of the Registrant (the "Certificate of Incorporation") and by indemnification agreements entered into with each of its directors (the "Indemnity Agreements").

         Under Section 145 of the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action")) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the Registrant.

         The Certificate of Incorporation and Bylaws provide that the Registrant shall, to the fullest extent permitted by Section 145 of the DGCL, (i) indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and (ii) advance expenses related thereto to any and all said persons. The indemnification and advancement of expenses provided for therein shall not be deemed to be exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such offices, and shall continue as to persons who have ceased to be directors, officers, employees or agents and shall inure to the benefit of the heirs, executors and administrators of such person. In addition, the Certificate of Incorporation provides for the elimination of personal liability of directors of the Registrant to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the DGCL, as amended and supplemented.

         The Indemnity Agreements provide for the indemnification of officers and directors to the fullest extent permitted by the laws of the State of Delaware, and obligate the Registrant to provide the maximum protection allowed under Delaware law. In addition, the Indemnity Agreements supplement and increase such protection in certain respects.

         The Registration Rights Agreement among three of the selling stockholders and the Registrant, filed as Exhibit 99.2 hereto, and the warrant between the registrant and the fourth selling stockholder, filed as Exhibit 99.2 hereto, provide for the indemnification of the Registrant and its affiliates against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to the Registrant by the selling stockholders for use in the prospectus included in this registration statement.

         The Registrant has purchased an insurance policy that provides coverage for losses of up to an aggregate amount of $20 million arising from claims made against the directors or officers for any actual or alleged wrongful act in their capacities as directors or officers of the Registrant. The coverage only applies, however, if indemnity is not available pursuant to the foregoing provisions described in this Item 15. The policy also covers losses of the Registrant for securities claims made against the Registrant and for the amount of any indemnification paid to directors and officers, in each case up to the aggregate $20 million limit.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


Item 16.  Exhibits.

The following exhibits are being furnished herewith or incorporated by reference herein:


Exhibit
Number        Description
-------       -----------
   4.1        Specimen Certificate of Common Stock, incorporated by reference to the Registrant's registration statement on Form S-1, as amended, effective October 29, 1996 (File No. 333-11919).

   4.2        Certificate of Designations, Preferences and Rights of the Series
              B Convertible Preferred Stock of the Registrant, incorporated by reference to the current report of Registrant on Form 8-K, dated
              May 22, 2001 (the "Form 8-K").

   4.3 Amended and Restated Rights Agreement, dated as of May 21, 2001, between the Registrant and The Bank of New York, as Rights Agent, incorporated by reference to the Form 8-K.

   5          Opinion of Shack Siegel Katz Flaherty & Goodman P.C., counsel for
              Registrant.

   23.1 Consent of Shack Siegel Katz Flaherty & Goodman P.C. (contained in the Opinion filed as Exhibit 5 hereto).

   23.2       Consent of Ernst & Young LLP.

   24         Power of Attorney (contained on the signature page hereof).

   99.1       Securities Purchase Agreement, dated as of May 22, 2001 among the
              Registrant and the investors listed on the Schedule of Buyers attached thereto, incorporated by reference to the Form 8-K.

   99.2       Registration Rights Agreement, dated as of May 22, 2001, among the
              Registrant and the investors listed on the Schedule of Buyers attached thereto, incorporated by reference to the Form 8-K.



   99.3 Form of Warrants to purchase common stock of the Registrant, issued to certain investors, incorporated by reference to the Form
              8-K.

   99.4 Form of Warrants to purchase common stock of the Registrant, issued to Gerard Klauer Mattison & Co., Inc., incorporated by reference to the Form 8-K.


Item 17.  Undertakings.

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on this 22 day of June, 2001.

                                              MIDWAY GAMES INC.

                                              By:     /s/ Neil D. Nicastro
                                                       Neil D. Nicastro,
                                                       Chief Executive Officer

                                Power of Attorney

         Each person whose signature to this Registration Statement appears below hereby appoints Neil D. Nicastro, Thomas E. Powell and Deborah K. Fulton, and each of them acting singly, as his attorney-in-fact, to sign on his behalf individually and in the capacity stated below (i) any and all amendments (including post-effective amendments), supplements and additions to this registration statement, (ii) any and all registration statements relating to an offering contemplated pursuant to Rule 415 of the Securities Act of 1933, as amended, and (iii) any and all registration statements filed pursuant to Rule 462 under the Securities Act, of Midway common stock and any and all amendments (including post-effective amendments), supplements and additions thereto, and to file each of the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or each of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof. Such attorneys-in-fact and agents shall have, and may exercise, all of the powers hereby conferred.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                           Date                    Title
---------                           ----                    ------
/s/ Neil D. Nicastro               June 22, 2001         Chairman of the Board of Directors, President,
---------------------------                              Chief ExecutiveOfficer (Principal Executive Officer)
Neil D. Nicastro                                         and Chief Operating Officer


/s/ Harold H. Bach, Jr.            June 22, 2001         Executive Vice President, Chief Financial Officer (Principal
---------------------------                              Financial and Principal Accounting Officer) and Director
Harold H. Bach, Jr.

/s/ Byron C. Cook                  June 22, 2001         Vice Chairman of the Board of Directors
---------------------------
Byron C. Cook

/s/ Kenneth J. Fedesna             June 22, 2001         Executive Vice President - Product Development and Director
---------------------------
Kenneth J. Fedesna

/s/ William C. Bartholomay         June 22, 2001         Director
--------------------------
William C. Bartholomay

/s/ William E. McKenna             June 22, 2001         Director
---------------------------
William E. McKenna


/s/ Norman J. Menell               June 22, 2001         Director
---------------------------
Norman J. Menell

/s/ Louis J. Nicastro              June 22, 2001         Director
---------------------------
Louis J. Nicastro

/s/ Harvey Reich                   June 22, 2001         Director
------------------
Harvey Reich

/s/ Ira S. Sheinfeld               June 22, 2001         Director
---------------------------
Ira S. Sheinfeld

/s/ Gerald O. Sweeney, Jr.         June 22, 2001         Director
--------------------------
Gerald O. Sweeney, Jr.

/s/ Richard D. White               June 22, 2001         Director
---------------------------
Richard D. White


                                  EXHIBIT INDEX

Exh. No.   Description
--------   ------------
    4.1    Specimen Certificate of Common Stock, incorporated by reference to the Registrant's registration statement on Form S-1, as amended, effective October 29, 1996 (File No. 333-11919).

    4.2    Certificate of Designations, Preferences and Rights of the Series B
           Convertible Preferred Stock of the Registrant, incorporated by reference to the current report of Registrant on Form 8-K, dated May
           22, 2001 (the "Form 8-K").

    4.3 Amended and Restated Rights Agreement, dated as of May 21, 2001, between the Registrant and The Bank of New York, as Rights Agent, incorporated by reference to the Form 8-K.

    5      Opinion of Shack Siegel Katz Flaherty & Goodman P.C., counsel for
           Registrant.

    23.1 Consent of Shack Siegel Katz Flaherty & Goodman P.C. (contained in the opinion filed as Exhibit 5 hereto).

    23.2   Consent of Ernst & Young LLP.

    24     Power of Attorney (contained on the signature page hereof).

    99.1   Securities Purchase Agreement, dated as of May 22, 2001 among the
           Registrant and the investors listed on the Schedule of Buyers attached thereto, incorporated by reference to the Form 8-K.

    99.2   Registration Rights Agreement, dated as of May 22, 2001, among the
           Registrant and the investors listed on the Schedule of Buyers attached thereto, incorporated by reference to the Form 8-K.

    99.3 Form of Warrants to purchase common stock of the Registrant, issued to certain investors, incorporated by reference to the Form 8-K.

    99.4 Form of Warrants to purchase common stock of the Registrant, issued to Gerard Klauer Mattison & Co., Inc., incorporated by reference to the Form 8-K.